TYPE:  NT 10-K
SEQUENCE: 1
DESCRIPTION: USA DEALERS AUCTION.COM, INC.: NOTIFICATION OF LATE
FILING



                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

 (Check One)  [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
              [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

              For Period Ended: September 30, 2001

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:_______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                             PART 1
                     REGISTRANT INFORMATION


Full Name of Registrant:      USA Dealers Auction.com, Inc

Former Name if Applicable:    N/A


              Address of Principal Executive Office

             Street and Number:  1650 Grand Avenue
      City, State and Zip Code:  San Marcos, California 92069


                             PART II
                     RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  RULE 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

     The Registrant was unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2001 because the Registrant is awaiting information from various third parties, which would enable it to properly and accurately complete the Form 10-KSB.

                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Al Tamasebi          (760)              591-0505
           ------------------------------------------------------
               (Name)         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          USA Dealers Auction.com, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by      the
undersigned hereunto duly authorized.

               Date: November 14, 2001
                                        By: /s/ Al Tamasebi
                                        -------------------
                                        Name:   Al Tamasebi
                                        Title:  President